Exhibit 99.1

Financial information

Schneider Electric to acquire leading software firm TELVENT to reinforce its solution capability for the smart grid and mission-critical infrastructure

•	Complementary software offering, services, geographies and end-markets

•	Tender offer for 100% of Telvent’s shares at $40 per share

•	Abengoa committed to tender its 40% shareholding

•	Return on Capital Employed above Group average cost of capital in year 3

•	Accretive on EPS from year 1 before implementation costs

Rueil-Malmaison (France), June 1, 2011 - Schneider Electric announced today the signing of a definitive agreement with Telvent GIT, SA (‘Telvent’) for the acquisition of Telvent, a leading solution provider specializing in high value-added IT software and solutions for real-time management of mission critical infrastructure in the fields of electricity, oil & gas, water and transportation.

Schneider Electric will make a cash tender offer for all of Telvent’s shares at a price of $40 per share, which represents a premium of 36% to Telvent’s average share price over the last 3 months. Abengoa SA has irrevocably agreed to tender its 40% shareholding in Telvent into the offer. Certain members of management of Abengoa SA and Telvent, who collectively hold approximately 1.5% of Telvent’s capital, have also agreed to tender their shares.

The transaction has been approved by the board of directors of Telvent, which formed a special committee to review the transaction on behalf of the public shareholders of Telvent.

Telvent is a leading provider of software for utilities and mission-critical infrastructure

Based in Madrid and listed on NASDAQ, Telvent (symbol: TLVT) is a leading and highly-recognized software and IT solution provider of real-time management of smart infrastructures. It provides its customers with increased reliability and flexibility of power distribution networks as well as operational and energy efficiency of their infrastructures.

By acquiring Telvent, Schneider Electric will integrate a high value-added software platform that presents a good fit with its own range in field device control and operation management software for the smart grid and efficient infrastructures. The Group will also double its overall software development competencies and enhance its IT integration and software service capability, including weather services.

Smart Grid: Schneider Electric will be able to offer electrical utility customers complete substation automation and smart grid software suite: DMS (Distribution Management System), OMS (Outage Management System), SCADA (Supervisory Control And Data Acquisition), MDM (Meter Data Management), GIS (Geographical Information System).

Investor Relations : Schneider Electric Carina Ho Phone : +33(0) 1 41 29 83 29 Fax : +33 (0) 1 41 29 71 42 www.schneider-electric.com ISIN : FR0000121972	Press Contact : Schneider Electric Véronique Roquet Montegon Phone : +33(0)1 41 29 70 76 Fax : +33 (0)1 41 29 88 14	Press Contact : DGM Michel Calzaroni Olivier Labesse Phone : +33(0)1 40 70 11 89 Fax : +33 (0)1 40 70 90 46

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Efficient infrastructures: For water and oil & gas operators, Schneider Electric will add to its integrated offers of automation, power and security management a leading information management solution to monitor & optimize their networks.

Transportation: For large operators of transportation infrastructure and municipalities, Telvent provides an integrated suite of solutions that combine information and intelligent transport systems and services to improve efficiency of existing infrastructure, facilitate mobility of people and reduce pollution. This ability to manage extensive and flow-based networks in cities will be a major contribution to our offers for the Smart Cities.

Complementary geographical coverage

The complementary geographical strength of the two companies will lead to significant synergies in the utilities, oil & gas, water and transportation markets: Schneider Electric can build on Telvent’s strong presence in North America and Latin America. Telvent would be able to enter into many more new economies, notably in Asia-Pacific, Middle East, Russia and expand their presence more widely in Western Europe.

Jean-Pascal Tricoire, Schneider Electric’s President and CEO, commented: “The acquisition is in line with our ambition to become a complete solution provider for our customers. Telvent offers software capability that complements and integrates with Schneider Electric’s offering. It also brings complementary customer base and geographical coverage. Together, we will be able to provide our customers with high value added solutions that integrate smart devices and full software capability, hence reinforcing our position in the smart grid and critical infrastructure space. We look forward to welcoming the Telvent teams who will enrich the cultural diversity and capability of our company.”

Ignacio González Domínguez, Telvent’s Chairman and CEO, said: “We see strong complementarities of Telvent’s solution offering and that of Schneider Electric as well as a good cultural fit of people and spirit. We believe that our customers will benefit highly from this combination. With Schneider Electric, Telvent expects to expand its global footprint, especially in the fast growing new economies. We look forward to this next phase of the development of our company.”

Telvent key financial data (on non-US GAAP basis)

Telvent employs more than 6,000 people on a worldwide basis and operates in more than 19 countries. It reported 2010 sales of approximately €753 million and adjusted EBITDA of €115 million. Its key markets are in Europe (42% of 2010 sales), North America (35%) and Latin America (16%). Its presence in the other regions of the world is more limited (7% of 2010 sales) but growing. Its five operating segments are: Energy (34% of sales), Transportation (28%), Environment (8%), Global Services (19%) and Agriculture (11%).

A synergistic and value creating transaction

Schneider Electric expects the transaction to generate revenue synergies of €250-300 million by 2016 thanks to enlarged offerings, complementary customer bases and geographical exposure. The estimated impact on EBITA is of approximately €30-35 million by 2016. The Group also aims to achieve cost efficiencies which could improve EBITA by up to €20-25 million by 2016.

Investor Relations : Schneider Electric Carina Ho Phone : +33(0) 1 41 29 83 29 Fax : +33 (0) 1 41 29 71 42 www.schneider-electric.com ISIN : FR0000121972	Press Contact : Schneider Electric Véronique Roquet-Montégon Phone : +33(0)1 41 29 70 76 Fax : +33 (0)1 41 29 71 95	Press Contact : DGM Michel Calzaroni Olivier Labesse Phone : +33(0)1 40 70 11 89 Fax : +33 (0)1 40 70 90 46

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In total, the full potential impact of revenue and cost synergies on EBITA is estimated to reach € 50-60 million by 2016, of which two thirds should be achieved by 2014.

Transaction details

Assuming the acquisition of 100% of Telvent at an offer price of $40 per Telvent share, the total transaction value is approximately $2.0 billion (~€1.4 billion) on an enterprise value basis, including the purchase by Schneider Electric of Telvent’s 5.50% senior subordinated convertible notes on an as converted basis. The purchase price will be fully financed with cash and represents a multiple of about 12x the 2011 consensus EBITDA.

The transaction is subject to customary closing conditions, including the receipt of regulatory approvals. The transaction is expected to close in the third quarter of 2011.

This acquisition is expected to be accretive on earnings per share from year 1 (before implementation costs) and to meet Schneider Electric’s Return on Capital Employed criteria in year 3.

Schneider Electric will host an analyst and investor conference call today at 9:00 am Central European Time (CET). The international dial-in is: + 33 (0)1 70 77 09 37. We recommend participants to call the above number 10 minutes before the call starts.

The replay of the conference call will be available from June 1 from 12.00pm CET until June 10, 2011 at: +33 (0)1 72 00 15 00 (Pin code: 273421#).

A presentation is available at www.schneider-electric.com

About Schneider Electric

As a global specialist in energy management with operations in more than 100 countries, Schneider Electric offers integrated solutions across multiple market segments, including leadership positions in energy and infrastructure, industrial processes, building automation, and data centres/networks, as well as a broad presence in residential applications. Focused on making energy safe, reliable, and efficient, the company’s 110,000 plus employees achieved sales of 19.6 billion euros in 2010, through an active commitment to help individuals and organizations “Make the most of their energy.”

www.schneider-electric.com

Investor Relations : Schneider Electric Carina Ho Phone : +33(0) 1 41 29 83 29 Fax : +33 (0) 1 41 29 71 42 www.schneider-electric.com ISIN : FR0000121972	Press Contact : Schneider Electric Véronique Roquet-Montégon Phone : +33(0)1 41 29 70 76 Fax : +33 (0)1 41 29 71 95	Press Contact : DGM Michel Calzaroni Olivier Labesse Phone : +33(0)1 40 70 11 89 Fax : +33 (0)1 40 70 90 46

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Important Notice

The planned tender offer described in this communication has not yet commenced. This communication is not an offer to buy or the solicitation of an offer to sell securities. At the time the planned tender offer is commenced, Schneider Electric will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”), and Telvent will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the planned tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before making any decision to tender securities in the planned tender offer. Those materials will be made available to Telvent’s stockholders at no expense to them. In addition, all of those materials (and all other tender offer documents filed with the SEC) will be made available at no charge on the SEC’s website: www.sec.gov.

Forward-looking Statements

This communication contains forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. In some cases, you can identify forward-looking statements by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “should,” “strategy,” “will” and other words of similar meaning. The forward-looking statements are based on Schneider Electric’s beliefs, assumptions and expectations of future performance, taking into account all information currently available to Schneider Electric. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or are within Schneider Electric’s control. The forward-looking statements contained herein speak only as of the date hereof. Except as required by applicable law or the rules and regulations of any stock exchange on which its securities are listed, Schneider Electric expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this presentation to reflect any change in its expectations or any change in events, conditions or circumstance on which any forward looking statement contained herein is based.

Investor Relations : Schneider Electric Carina Ho Phone : +33(0) 1 41 29 83 29 Fax : +33 (0) 1 41 29 71 42 www.schneider-electric.com ISIN : FR0000121972	Press Contact : Schneider Electric Véronique Roquet-Montégon Phone : +33(0)1 41 29 70 76 Fax : +33 (0)1 41 29 71 95	Press Contact : DGM Michel Calzaroni Olivier Labesse Phone : +33(0)1 40 70 11 89 Fax : +33 (0)1 40 70 90 46